Michael J. Wood	Raytheon Company
Vice President,	870 Winter Street
Chief Accounting Officer	Waltham, Massachusetts
781.522.5833	02451-1449 USA
781.522.6411 fax

June 14, 2010

Via EDGAR Filing and U.S. Mail

Mr. Max A. Webb

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE, Mail Stop 3561

Washington, DC 20549

RE:	Raytheon Company
File No. 001-13699
Form 10-K for the fiscal year ended December 31, 2009
Filed February 24, 2010
Definitive Proxy Statement on Schedule 14A
Filed April 26, 2010

Dear Mr. Webb:

This letter responds to the comment of the Staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) on the Form 10-K for the fiscal year ended December 31, 2009, filed with the Commission on February 24, 2010, and the Definitive Proxy Statement on Schedule 14A, filed with the Commission on April 26, 2010, of Raytheon Company (“Raytheon” or the “Company” and the “Raytheon 2010 Definitive Proxy”, respectively), as communicated to us in your letter of May 28, 2010 (the “Comment Letter”). We appreciate the Commission’s assistance in ensuring our compliance with applicable disclosure requirements and enhancing the overall disclosure in our filings. We have set forth below the text of the comment contained in the Comment Letter, followed by our response.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 26

1.	In future filings, please describe the material elements of the instructions or directions given to the compensation consultant and clearly discuss any other services, in addition to advising you on the amount or form of executive compensation, that the compensation consultant provided to you. Also, in future filings, please disclose whether the compensation consultant provided additional services to the company in an amount in excess of $120,000, and, if so, disclose the aggregate fees the consultant received for recommending the amount or form of executive compensation and the aggregate fees the consultant received for additional services. Refer to Item 407(e)(3)(iii)(A) of Regulation S-K.

Response:

In response to Item 407(e)(3)(iii) of Regulation S-K, which calls for a description of the nature and scope of a compensation consultant’s assignment and the material elements of the instructions or directions given to the consultant, the Raytheon 2010 Definitive Proxy included a discussion of the retention of the independent compensation consultant by the Management Development and Compensation Committee of the Company’s Board of Directors (the “MDCC”) and detailed descriptions of the specific services to be performed by such consultant on behalf of the MDCC. See, the Raytheon 2010 Definitive Proxy at pages 13, 30, and 31. We note that the Raytheon 2010 Definitive Proxy did not include disclosure on additional services provided by the independent compensation consultant to the Company in excess of $120,000 because the compensation consultant did not provide any such additional services in excess of this amount.

Raytheon Company

File No. 001-13699

June 14, 2010

Both Raytheon and the MDCC recognize the importance of maintaining the independence of the MDCC’s compensation consultant and appreciate the disclosure requirements attendant to this important principle. In future filings, we will undertake to provide disclosure that clearly identifies the material elements of the compensation consultant’s services to the MDCC in one unified location. We also will disclose whether or not the compensation consultant provided additional services to the Company in an amount in excess of $120,000. If the compensation consultant provided additional services in excess of $120,000, we will disclose the aggregate fees the consultant received for recommending the amount or form of executive compensation and the aggregate fees the consultant received for additional services.

In connection with this response to the Comment Letter, Raytheon hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss our response or any further questions you may have, please do not hesitate to contact me at 781-522-5833.

Respectfully,

/s/ Michael J. Wood

Michael J. Wood
Vice President and Chief Accounting Officer

cc:	William H. Swanson
David C. Wajsgras
Jay B. Stephens